Bank of America Corporation and Subsidiaries	Exhibit 12
Ratio of Earnings to Fixed Charges
Ratio of Earnings to Fixed Charges and Preferred Dividends

(Dollars in millions)	Nine Months Ended September 30, 2009	Year Ended December 31
		2008	2007	2006	2005	2004
Excluding Interest on Deposits

Income before income taxes	$5,779	$4,428	$20,924	$31,973	$24,480	$20,908
Equity in undistributed earnings of unconsolidated subsidiaries	(613)	144	(95)	(315)	(151)	(135)
Fixed charges:
Interest expense	18,386	25,074	34,778	29,514	18,397	9,072
1/3 of net rent expense (1)	817	791	669	609	585	512
Total fixed charges	19,203	25,865	35,447	30,123	18,982	9,584
Preferred dividend requirements	2,943	1,461	254	33	27	23
Fixed charges and preferred dividends	22,146	27,326	35,701	30,156	19,009	9,607
Earnings	$24,369	$30,437	$56,276	$61,781	$43,311	$30,357
Ratio of earnings to fixed charges	1.27	1.18	1.59	2.05	2.28	3.17
Ratio of earnings to fixed charges and preferred dividends	1.10	1.11	1.58	2.05	2.28	3.16

(Dollars in millions)	Nine Months Ended September 30, 2009	Year Ended December 31
		2008	2007	2006	2005	2004
Including Interest on Deposits

Income before income taxes	$5,779	$4,428	$20,924	$31,973	$24,480	$20,908
Equity in undistributed earnings of unconsolidated subsidiaries	(613)	144	(95)	(315)	(151)	(135)
Fixed charges:
Interest expense	24,721	40,324	52,871	43,994	27,889	14,993
1/3 of net rent expense (1)	817	791	669	609	585	512
Total fixed charges	25,538	41,115	53,540	44,603	28,474	15,505
Preferred dividend requirements	2,943	1,461	254	33	27	23
Fixed charges and preferred dividends	28,481	42,576	53,794	44,636	28,501	15,528
Earnings	$30,704	$45,687	$74,369	$76,261	$52,803	$36,278
Ratio of earnings to fixed charges	1.20	1.11	1.39	1.71	1.85	2.34
Ratio of earnings to fixed charges and preferred dividends	1.08	1.07	1.38	1.71	1.85	2.34

(1)	Represents an appropriate interest factor.

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